# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Orion Properties Inc., CIK 0001873923
CUSIP: 68629Y103
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 3200 E. CAMELBACK ROAD, SUITE 100, PHOENIX, Arizona (AZ), 85018
Date of event which requires filing of this statement: 11/12/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001534242
Persons authorized to receive notices and communications: JEREMY M. TRASTER, KAWA CAPITAL MANAGEMENT, INC., 1010 S. Federal Highway, Suite 2900, Hallandale Beach, Florida (FL), 33009, 305-560-5236; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Kawa Capital Management, Inc (CIK 0001534242): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Florida (FL); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 5,483,063; sole dispositive power 0; shared dispositive power 3,564,828; aggregate amount beneficially owned 5,483,063 (9.6% of the class)
- Daniel Ades: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 5,483,063; sole dispositive power 0; shared dispositive power 3,564,828; aggregate amount beneficially owned 5,483,063 (9.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Orion Properties Inc.
Address of issuer's principal executive offices: 3200 E. CAMELBACK ROAD, SUITE 100, PHOENIX, Arizona (AZ), 85018
Comment: This statement constitutes Amendment No. 4 to the Schedule 13D relating to the Common Stock, $0.001 par value per share (the "Shares"), of Orion Properties Inc., a Maryland corporation (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 20, 2025 (as amended by Amendment No. 1 filed with the SEC on July 17, 2025, Amendment No. 2 filed with the SEC on November 18, 2025 and Amendment No. 3 filed with the SEC on January 26, 2026, the "Schedule 13D"). Except as specifically amended and supplemented by this Amendment No. 4, the Schedule 13D remains in full force and effect.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is being filed jointly by:

(i) Kawa Capital Management, Inc., a Florida corporation ("Kawa Capital"), as the investment manager of certain investment funds over which Kawa Capital exercises voting and dispositive power (the "Kawa Funds") and certain separately managed accounts, including a certain separately managed account over which Kawa Capital exercises voting and dispositive power (the "Discretionary SMA"), and certain separately managed accounts over which Kawa Capital exercises voting power (the "Non-Discretionary SMAs" and together with the Discretionary SMA, the "SMAs"), in each case pursuant to their respective investment management agreements with Kawa Capital; and

(ii) Daniel Ades, as Chief Executive Officer, Chief Investment Officer and a director of Kawa Capital.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Exhibit 1 attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Kawa Capital. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein or on Exhibit 1, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The principal business address of each of the Reporting Persons is 1010 S. Federal Highway, Suite 2900, Hallandale Beach, Florida 33009.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

Kawa Capital is an SEC-registered investment adviser and its principal business is serving as the investment manager of each of the Kawa Funds and the SMAs. The principal occupation of Mr. Ades is serving as Chief Executive Officer, Chief Investment Officer and a director of Kawa Capital.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

None of the Reporting Persons, nor any person listed on Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

None of the Reporting Persons, nor any person listed on Exhibit 1, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Kawa Capital is organized under the laws of the State of Florida. Mr. Ades is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares held by the Kawa Funds were purchased with the working capital of the Kawa Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,132,932 Shares held by the Kawa Funds is approximately $8,055,304, including brokerage commissions.

The Shares held by the SMAs were purchased with the working capital of the SMAs (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,350,131 Shares held by the SMAs is approximately $4,657,395, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares beneficially owned by each person named herein is based on 57,044,714 Shares outstanding as of October 30, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2026.

As of the date hereof, Kawa Capital, as the investment manager of each of the Kawa Funds and the SMAs, may be deemed to beneficially own an aggregate of 5,483,063 Shares, consisting of (i) 3,132,932 Shares held by the Kawa Funds, (ii) 431,896 Shares held by the Discretionary SMA and (iii) 1,918,235 Shares held by the Non-Discretionary SMAs, constituting, in the aggregate, approximately 9.6% of the Shares outstanding.

Mr. Ades, as Chief Executive Officer, Chief Investment Officer and a director of Kawa Capital, may be deemed to beneficially own the 5,483,063 Shares beneficially owned by Kawa Capital, constituting approximately 9.6% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of Kawa Capital and Mr. Ades may be deemed to share the power to vote, or direct the vote, and the power to dispose, or to direct the disposition, of the Shares held by the Kawa Funds and the Discretionary SMA. Each of Kawa Capital and Mr. Ades may be deemed to share the power to vote, or direct the vote, of the Shares held by the Non-Discretionary SMAs.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The Reporting Persons have not entered into any transactions in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated to read as follows:

No person other than the Reporting Persons, the Kawa Funds or the SMAs is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On November 13, 2026, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Directors and Officers.

99.1 - Joint Filing Agreement, dated November 13, 2026.

## Signatures
- Kawa Capital Management, Inc: Daniel Ades, Daniel Ades, Director (11/13/2026)
- Daniel Ades: Daniel Ades, Daniel Ades (11/13/2026)